UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 37)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq. Tracinda Corporation 150 South Rodeo Drive, Suite 250 Beverly Hills, CA 90212 (310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 131,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 488,581,951 shares of common stock issued and outstanding, based upon information contained in the Company’s Preliminary Proxy Statement, filed April 15, 2011.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 131,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 488,581,951 shares of common stock issued and outstanding, based upon information contained in the Company’s Preliminary Proxy Statement, filed April 15, 2011.

This Amendment No. 37 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010 and January 28, 2011, and as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 37 shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Mr. Kerkorian has informed the Company that he will serve out his current term as a director of the Company, due to expire at the Company’s Annual Meeting of Shareholders in June 2011, but will not stand for re-election. On April 14, 2011, the Company announced that its Board of Directors had voted to recognize Mr. Kerkorian as Director Emeritus upon expiration of his term as a director. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following information:

Tracinda has entered into an amended and restated credit agreement, dated April 15, 2011, for a $25 million revolving credit facility with Bank of America, N.A. (the “Loan Agreement”). Merrill Lynch, Pierce, Fenner and Smith Incorporated is designated as the sole lead arranger and sole and exclusive book manager for the Loan Agreement. The Loan Agreement amends and restates the letter loan agreement dated April 15, 2008, as amended, retaining the principal terms of that agreement and extending the maturity date to April 15, 2014. Tracinda also entered into an amended and restated pledge agreement with Bank of America, N.A., under which Tracinda’s shares of the Common Stock, as well as its shares of the common stock of Delta Petroleum Corporation, continue to be pledged as collateral for borrowings under the Loan Agreement. The Loan Agreement and the pledge agreement, which is an exhibit to the Loan Agreement, contain customary representations, warranties, covenants and conditions and are attached hereto as Exhibit 99.2 and incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Company press release, dated April 14, 2011.

99.2	Amended and Restated Credit Agreement, dated April 15, 2011.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 20, 2011

TRACINDA CORPORATION

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney previously filed as Exhibit A to the Schedule 13D on June 11, 1999.